Condensed Consolidated Interim Financial Statements
September 30, 2023

(Unaudited)

(Stated in thousands of United States Dollars)

NOTICE TO SHAREHOLDERS
For The Three and Nine Months Ended September 30, 2023
i-80 Gold Corp

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed consolidated interim financial statements of i-80 Gold Corp were prepared by management in accordance with International Financial Reporting Standards ("IFRS"). Only changes in accounting policies have been disclosed in these unaudited condensed consolidated interim financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited condensed consolidated interim financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited condensed consolidated interim financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements and (ii) the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial position, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Stated in thousands of United States Dollars)
(Unaudited)

	Note	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents		$37,735	$48,276
Receivables		775	623
Inventory	5	19,111	16,535
Prepaids and deposits		5,370	5,595
Current portion of other assets	6	4,560	6,280
Total current assets		67,551	77,309
Non-current assets
Other assets	6	3,598	2,487
Restricted cash and cash equivalents	7	43,975	32,902
Property, plant and equipment	8	623,309	529,261
Total non-current assets		670,882	564,650
Total assets		$738,433	$641,959

LIABILITIES
Current liabilities
Accounts payable		$10,320	$10,622
Accrued liabilities		8,969	6,612
Current portion of long-term debt	9	19,845	21,288
Current provision for environmental rehabilitation	10	847	946
Current portion of other liabilities	11	20,299	46,181
Total current liabilities		60,280	85,649
Non-current liabilities
Deferred tax liabilities		—	8,020
Long-term debt	9	156,348	94,588
Provision for environmental rehabilitation	10	60,697	70,680
Non-current portion of other liabilities	11	13,106	49,610
Total non-current liabilities		230,151	222,898
Total liabilities		290,431	308,547

EQUITY
Share capital	12	479,401	354,470
Reserves		19,000	15,042
Deficit		(50,399)	(36,100)
Total equity		448,002	333,412
Total liabilities and equity		$738,433	$641,959

Subsequent event [Note 23]

See accompanying notes to the Condensed Consolidated Interim Financial Statements

Approved by the Board of Directors and authorized for issue on November 1, 2023

/s/ John Seaman	/s/ Ewan Downie
John Seaman	Ewan Downie
Director	Director

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND
COMPREHENSIVE LOSS

(Stated in thousands of United States Dollars, except for share data)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022
Revenue		$13,215	$16,065	$29,073	$25,311
Cost of sales		(12,244)	(9,834)	(30,975)	(15,331)
Depletion, depreciation and amortization	8	(1,444)	(2,126)	(5,589)	(2,949)
Mine operating income / (loss)		(473)	4,105	(7,491)	7,031

Expenses
Exploration, evaluation and pre-development	15	10,014	10,798	30,088	32,184
General and administrative	16	4,136	4,743	13,724	12,581
Property maintenance		2,763	350	7,992	1,139
Share-based payments	12	244	471	2,455	2,460
Loss before the following		(17,630)	(12,257)	(61,750)	(41,333)

Other income / (expense)	17	21,488	3,524	43,150	32,015
Finance expense	18	(8,133)	(6,298)	(22,698)	(14,535)
Loss before income taxes		(4,275)	(15,031)	(41,298)	(23,853)

Deferred tax recovery		76	3,759	8,020	8,593
Loss and comprehensive loss for the period		$(4,199)	$(11,272)	$(33,278)	$(15,260)

Loss per common share
Basic and diluted loss per share	13	$(0.01)	$(0.05)	$(0.13)	$(0.06)

Weighted average number of common shares outstanding
Basic and diluted weighted average shares outstanding	13	287,128,970	240,368,617	266,207,340	239,992,077

See accompanying notes to the Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Stated in thousands of United States Dollars)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022
OPERATING ACTIVITIES
loss for the period		$(4,199)	$(11,272)	$(33,278)	$(15,260)

Items not affecting cash
Depletion, depreciation and amortization	8 (iv)	1,852	2,337	6,835	3,552
Non-cash share-based payments	12 (f)	(569)	106	1,642	2,095
Non-cash items included in other income	14 (ii)	(20,939)	(5,027)	(41,656)	(34,942)
Loss on foreign exchange		78	249	36	449
Finance expense		8,115	6,290	22,661	14,516
Deferred taxes		(76)	(3,759)	(8,020)	(8,593)
Change in non-cash working capital balances related to operations	14 (i)	1,540	10,320	(1,463)	(2,735)
Cash used in operating activities		$(14,198)	$(756)	$(53,243)	$(40,918)

INVESTING ACTIVITIES
Acquisition of Paycore Minerals Inc.	4	—	—	10,027	—
Capital expenditures on property, plant and equipment	8	(11,572)	(18,580)	(34,389)	(33,566)
Environmental liability security		3,596	(1,932)	(11,073)	(1,932)
Reclamation expenditures	10	(239)	—	(548)	—
Purchase of investments	6 (i)	—	—	(894)	—
Cash used in investing activities		$(8,215)	$(20,512)	$(36,877)	$(35,498)

FINANCING ACTIVITIES
Net proceeds on Convertible Debentures	9 (iii)	—	—	61,906	—
Contingent payments	11 (iv)	—	—	(11,000)	—
Net proceeds from Gold Prepay Agreement	9 (iv)	18,932	—	18,932	41,737
Net proceeds from Silver Purchase Agreement		—	—	—	29,889
Principal repayment on Gold Prepay Agreement	9 (iv)	(3,989)	(3,496)	(12,192)	(9,164)
Principal repayment on Silver Purchase Agreement	9 (v)	(28)	—	(5,690)	—
Proceeds from shares issued in equity financing	12 (b)	27,693	—	27,693	—
Share issue costs		(1,632)	—	(1,632)	—
Stock option and warrant exercises	12 (b)	44	—	1,947	2,764
Other		(149)	(136)	(340)	(233)
Cash provided by / (used in) financing activities		$40,871	$(3,632)	$79,624	$64,993

Change in cash and cash equivalents during the period		18,458	(24,900)	(10,496)	(11,423)
Cash and cash equivalents, beginning of period		19,355	100,980	48,276	87,658
Effect of exchange rate changes on cash held		(78)	(93)	(45)	(248)
Cash and cash equivalents, end of period		$37,735	$75,987	$37,735	$75,987

Supplemental cash flow information [Note 14]

See accompanying notes to the Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Stated in thousands of United States Dollars, except for share data)
(Unaudited)

Share Capital
Issued and outstanding	Note	Number of shares	Share capital	Equity settled employee benefits	Surplus / (deficit)	Total equity
Balance as at December 31, 2021		238,703,817	$350,198	$13,683	$43,097	$406,978
Exercise of warrants and stock options	12(d)	1,664,800	3,778	(483)	29	3,324
Share-based payments	12(f)	—	—	1,611	—	1,611
Loss for the period		—	—	—	(15,260)	(15,260)
Balance as at September 30, 2022		240,368,617	353,976	14,811	27,866	396,653
Exercise of stock options	12(d)	192,400	494	(90)	(29)	375
Share-based payments	12(f)	—	—	321	—	321
Loss for the period		—	—	—	(63,937)	(63,937)
Balance as at December 31, 2022		240,561,017	354,470	15,042	(36,100)	333,412
Shares and options issued on acquisition of Paycore Minerals Inc.	4	30,505,575	78,787	2,515	—	81,302
Shares issued in equity financing	12(b)	13,629,800	27,693	—	—	27,693
Shares issued in relation to Ruby Hill contingent payments	12(b)	5,515,313	16,000	—	—	16,000
Shares to be issued in relation to Convertible Loan	12(b)	800,449	1,665	—	66	1,731
Exercise of warrants and stock options	12(d)	874,798	2,419	(350)	—	2,069
Share-based payments	12(f)	—	—	1,793	—	1,793
Convertible Debenture conversion option	9(iii)	—	—	—	18,913	18,913
Share issue costs		—	(1,633)	—	—	(1,633)
Loss for the period		—	—	—	(33,278)	(33,278)
Balance as at September 30, 2023		291,886,952	$479,401	$19,000	$(50,399)	$448,002

See accompanying notes to the Condensed Consolidated Interim Financial Statements

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)

1.NATURE OF BUSINESS

i-80 Gold Corp ("i-80 Gold" or the "Company"), is a Nevada-focused, growth-oriented gold and silver producer engaged in the exploration, development and production of gold, silver and polymetallic deposits. The Company's principal assets include the Ruby Hill Mine, Lone Tree Mine, Granite Creek Mine, McCoy-Cove Project and FAD project. Each property is wholly-owned by the Company.

The Company was incorporated on November 10, 2020, in the province of British Columbia, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol IAU and the New York Stock Exchange ("NYSE") under the symbol IAUX. Its head office is located at Suite 460, 5190 Neil Road, Reno, Nevada, 89502.

2.SIGNIFICANT ACCOUNTING POLICIES

(a)Basis of Preparation and Statement of Compliance

These unaudited condensed consolidated interim financial statements (the "Financial Statements") have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed or omitted and these Financial Statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2022.

The Financial Statements and management's discussion and analysis of the Company for the period ended September 30, 2023, were approved and authorized for issuance by the Board of Directors on November 1, 2023.

The accounting policies applied in the preparation of these Financial Statements are consistent with those applied and disclosed in the Company's audited financial statements for the year ended December 31, 2022, and as discussed below.

(b)Basis of consolidation

The Financial Statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved when the Company is exposed to variable returns and has the ability to affect those returns through power to direct the relevant activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries will be de-consolidated from the date that control ceases. The Company's principal properties and material subsidiaries are as follows:

Subsidiary	Location	Percentage of ownership	Property	Principle activity
Premier Gold Mines USA Inc.	Nevada	100%	Holding	Mineral exploration
Goldcorp Dee LLC	Humboldt, Nevada	100%	Lone Tree	Production
Ruby Hill Mining Company LLC	Eureka, Nevada	100%	Ruby Hill	Production
Osgood Mining Company LLC	Humboldt, Nevada	100%	Granite Creek	Development
Au-Reka Gold LLC	Eureka, Nevada	100%	McCoy-Cove	Pre-development
Golden Hill Mining LLC	Eureka, Nevada	100%	FAD	Mineral exploration
Argenta LLC	Lander, Nevada	100%	Inactive	Mineral exploration

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between the companies. Where unrealized losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Company. Profit or loss and other comprehensive income of subsidiaries acquired or disposed of during the period are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

(c)Functional and presentation currency

The functional currency of the Company is the United States dollar ("USD" or "US dollars") which reflects the underlying transactions, events and conditions that are relevant to the entity. Management considers primary and secondary indicators in determining functional currency including the currency that influences sales prices, labor, purchases and other costs. Other indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operations are usually retained.

Reference to $ or USD is to US dollars, reference to C$ or CAD is to Canadian dollars.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(d)New Accounting Standards and Interpretations not yet Adopted

IAS 1 - Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective January 1, 2024 with early adoption permitted. The amendments are required to be adopted retrospectively. The Company does not anticipate any significant impact from these amendments on the financial statements as a result of initial application.

3.SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of these Financial Statements in accordance with IFRS requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities, disclosure of commitments and contingent liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from these estimates. The significant judgments and estimates used in the preparation of these Financial Statements that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities and earnings within the next financial year were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2022, and as described below.

A&R Gold Prepay Agreement

The Company entered into an amended and restated gold prepay purchase and sale agreement (the “A&R Gold Prepay Agreement”) with OMF Fund III (HG) Ltd., an affiliate of Orion Mine Finance (“Orion"), as further described in Note 4 of these Financial Statements. Management followed the guidance within IFRS 9 - Financial Instruments and determined that the modification to the agreement was non-substantial and accordingly, the Company accounted for the modification as an adjustment to the existing liability. In performing this assessment management used a discounted cash flow analysis incorporating key inputs such as expected metal prices, metal price volatility and risk free borrowing rates.

In connection with the amendment, the Company issued warrants as further described in Note 4 of these Financial Statements. The warrants are considered derivatives because their exercise price is in C$ whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. In determining fair value, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as the Company's share price, share price variability, trading volumes and risk-free rates of return.

Acquisition of Paycore

With regard to the acquisition of Paycore, management followed the guidance within IFRS 3 – Business Combinations and determined that the transaction should be accounted for as an asset acquisition. In such cases, the acquirer identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event will not give rise to recording goodwill. The Paycore transaction was recorded based on the total consideration paid for the assets. Total consideration paid in excess of the acquired assets’ fair values was attributable to the acquired mineral interests.

Private Placement of Convertible Debentures

The Convertible Debentures described in Note 4 of these Financial Statements were assessed for derivatives within the agreement and a number of instruments were identified that had to be separated from the host contract and valued on a standalone basis. These instruments were valued using a LongstaffSchwartx MonteCarlo simulation, assuming they follow correlated Geometric Brownian Motion and modeling the payoffs of each financial instrument in the Convertible Debentures. The derivatives (including embedded) were fair valued with the residual balance being allocated to the host contracts. The derivatives (including embedded) deemed to be financial assets or liabilities will continue to be recognized at fair value through profit or loss ("FVTPL") whilst the host contract is measured at amortized cost. In determining the fair value at each reporting period, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as managements estimate of the probability and date of a change of control event, the Company's share price, share price variability, credit spreads, and interest rates.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
4.RECENT EVENTS

Amended and Restated Gold Prepay Agreement

On September 20, 2023, the Company entered into an A&R Gold Prepay Agreement with Orion, pursuant to which the Company received aggregate gross proceeds of $20 million (the "2023 Gold Prepay Accordion") structured as an additional accordion under the existing Gold Prepay Agreement.

The 2023 Gold Prepay Accordion will be repaid through the delivery by the Company to Orion of 13,333 troy ounces of gold over a period of 12 quarters, being 1,110 troy ounces of gold per quarter over the delivery period with the first delivery being 1,123 troy ounces of gold. The first delivery will occur on March 31, 2024, and the last delivery will occur on December 31, 2026. Obligations under the A&R Gold Prepay Agreement, including the 2023 Gold Prepay Accordion, will continue to be senior secured obligations of the Company and its wholly-owned subsidiaries Ruby Hill Mining Company, LLC and Osgood Mining Company, LLC and secured against the Ruby Hill project in Eureka County, Nevada and the Granite Creek project in Humboldt County, Nevada.

The remaining terms of the A&R Gold Prepay Agreement remain substantially the same as the existing Gold Prepay Agreement. The Company may request an increase in the prepayment by an additional amount not exceeding $50 million in aggregate in accordance with the terms of the A&R Gold Prepay Agreement.

In connection with the 2023 Gold Prepay Accordion, the Company issued to Orion warrants to purchase up to 3.8 million common shares of the Company at an exercise price of C$3.17 per common share until September 20, 2026, and extended the expiry date of 5.5 million existing warrants by an additional 12 months to December 13, 2025, as further described in Note 11 (i) of these Financial Statements.

Private Placement of Common Shares

On August 1, 2023, the Company completed a private placement of common shares led by CIBC Capital Markets on behalf of a syndicate of underwriters. An aggregate of 13,629,800 shares were issued by the Company at a price of C$2.70 per common share for aggregate gross proceeds of C$36.8 million ($27.7 million).

Certain directors and/or officers of the Company subscribed for C$0.5 million in common shares and a related party subscribed for C$2.7 million in common shares under the private placement, both of which are related party transactions.

Acquisition of Paycore

On May 5, 2023, the Company completed the acquisition of Paycore Minerals Inc. ("Paycore"). Paycore’s principal asset is the FAD property that is host to the FAD deposit located immediately south of, and adjoining, the Company’s Ruby Hill Property located in Eureka County, Nevada. The acquisition consolidates the northern portion of the Eureka District, increasing the Company’s land package at Ruby Hill.

The Company acquired 100% of the issued and outstanding shares of Paycore at an exchange ratio of 0.68 i-80 Gold common share for each Paycore common share held (the “Exchange Ratio”). All outstanding options and warrants of Paycore that were not exercised prior to the acquisition date were replaced with i-80 Gold options and warrants, as adjusted in accordance with the Exchange Ratio.

The Paycore acquisition was accounted for as an asset acquisition as management determined that substantially all the fair value of the gross assets acquired were concentrated on the FAD mineral property. The components of consideration that were paid is detailed in the table below:

Components of consideration paid:
Share consideration (i)	$66,037
Common shares issued in relation to contingent value rights (ii)	12,750
Replacement warrants (iii)	2,675
Replacement options (iii)	2,515
Previously held interest (iv)	4,116
Transaction costs	323
$88,416
(i)    The fair value of 25,488,584 common shares issued to Paycore shareholders was determined using the Company's share price of C$3.46 per share on the acquisition date.

(ii)    Following completion of the arrangement and in accordance with the Amendment to the Contingent Value Rights Agreement dated February 26, 2023 among the Company, Paycore, Golden Hill Mining LLC, and Waterton Nevada Splitter, LLC and Waterton Nevada Splitter II, LLC (collectively, "Waterton"), all of the obligations outstanding under the outstanding contingent value rights agreement between Paycore, Golden Hill Mining LLC and Waterton dated April 20, 2022, with an aggregate value of $12.75 million were satisfied through the issuance of 5,016,991 i-80 Gold common shares to Waterton on May 9, 2023. The fair value of 5,016,991 common shares issued to Waterton was determined using the Company's share price of C$3.46 per share on the acquisition date.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(iii)    The fair value of 1,727,200 replacement options and 3,755,257 replacement warrants was determined using the Black-Scholes pricing model with the following assumptions:

	Stock Options	Warrants
Risk free rate	3.55% to 3.91%	3.66% to 4.52%
Expected life	18 to 29 months	12 to 24 months
Expected volatility	52% to 56%	52% to 58%
Share price	C$3.46	C$3.46

(iv) On May 5, 2023 and immediately prior to the Paycore acquisition the Company owned 2,336,200 Paycore common shares. The Company's investment in Paycore was remeasured at fair value on the acquisition date using the Exchange Ratio and the Company's share price of C$3.46 per share on the acquisition date with the change in fair value recognized through the statement of income as further described in Note 17 of these Financial Statements.

The table below presents the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Net assets (liabilities) acquired:
Cash	$10,027
Other assets	206
Mineral properties	78,218
Accounts payable	(35)
Fair value of net assets acquired	$88,416

Private Placement of Convertible Debentures

On February 22, 2023, the Company closed a private placement offering of $65 million principal amount of secured convertible debentures (the “Convertible Debentures”) of the Company. The Convertible Debentures bear interest at a fixed rate of 8.00% per annum and mature on February 22, 2027, being the date that is four years from the offering closing date. Outstanding amounts under the Convertible Debentures are convertible into common shares of the Company at any time prior to maturity at the option of the applicable respective lender (a) in the case of the outstanding principal, $3.38 per common share, and (b) in the case of accrued and unpaid interest, subject to TSX approval, at the market price of the common shares at time of the conversion of such interest.

The Convertible Debentures are a senior unsecured obligation of the Company and secured on a limited recourse basis by Premier Gold Mines USA Inc. ("Premier USA"), the Company’s wholly-owned subsidiary, with recourse limited to a pledge of all present and future limited liability company units issued by its wholly-owned subsidiary, Au-Reka Gold LLC ("Au-Reka"). The Convertible Debentures are guaranteed on a full recourse basis by Au-Reka which is secured by a first ranking security over all of Au‑Reka’s present and future real and personal property (including the McCoy-Cove project).

The Convertible Debentures are not redeemable prior to the maturity date; provided, however, that, if the Company has not executed the security documents relating to the security being provided in connection with the offering within 90 days from the closing date, the Company shall be obligated to repurchase the Convertible Debentures, by the date that is 120 days from the closing date, at a price equal to 100% of the principal amount of the Convertible Debentures then outstanding plus any accrued and unpaid interest thereon up to and including the date of redemption. The Company executed the security documents within 90 days of the closing date, and accordingly, no repurchase of the Convertible Debentures occurred. Certain directors and/or officers of the Company subscribed for $0.23 million in principal amount of Convertible Debentures under the offering.
5.INVENTORY

	September 30, 2023	December 31, 2022
Ore in stockpiles and on leach pads	$14,506	$12,492
Work-in-process	2,078	3,059
Finished goods	1,795	984
Materials and supplies	732	—
Total inventory	$19,111	$16,535

The amount of inventory recognized as an expense in cost of sales for the three and nine months ended September 30, 2023 was $12.2 million and $31.0 million, respectively ($9.8 million and $15.3 million, respectively for the three and nine months ended September 30, 2022).

During the three and nine months ended September 30, 2023, the Company recognized within cost of sales nil and $8.5 million, respectively (nil and nil, respectively for the three and nine months ended September 30, 2022) in write-downs of inventory to net realizable value, relating to heap leach ore at Ruby Hill, Lone Tree and Granite Creek.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
6.OTHER ASSETS

	September 30, 2023	December 31, 2022
Investment in Paycore (i)	$—	$2,185
Gold Prepay Agreement embedded derivative (ii)	2,853	2,916
Silver Purchase Agreement embedded derivative (iii)	3,172	1,898
Forced conversion option (iv)	366	—
Other assets (v)	1,767	1,768
Total other assets	8,158	8,767
Less current portion	4,560	6,280
Long-term portion	$3,598	$2,487
(i)    The asset balance in the comparative period represents the Company's investment in Paycore, as further described in Note 4 of these Financial Statements. The Company recorded its investment in Paycore at fair value. For the three and nine months ended September 30, 2023, the Company recorded a fair value gain related to the revaluation of the investment of nil and $1.0 million, respectively ($0.1 million gain and $1.2 million loss, respectively, for the three and nine months ended September 30, 2022) through the statement of income as further described in Note 17 of these Financial Statements.

(ii)    The asset balance represents the embedded derivative in relation to the fixed gold price included in the Gold Prepay Agreement as further described in Note 9 (iv) and Note 21 (d) of these Financial Statements. The Company recognizes the embedded derivative at fair value with changes in fair value recognized in profit or loss. For the three and nine months ended September 30, 2023, the Company recorded a fair value gain of $2.2 million and a loss of $0.1 million, respectively ($3.0 million and $7.1 million gain, respectively for the three and nine months ended September 30, 2022) related to the valuation of the embedded derivative through the statement of income as further described in Note 17 of these Financial Statements. As of September 30, 2023, the current portion of the Gold Prepay Agreement embedded derivative was $1.5 million.

(iii)    The asset balance represents the embedded derivative in relation to the silver price included in the Silver Purchase Agreement as further described in Note 9 (v) and Note 21 (d) of these Financial Statements. The Company recognizes the embedded derivative at fair value with changes in fair value recognized in profit or loss. For the three and nine months ended September 30, 2023, the Company recorded a fair value gain of $0.8 million and $1.3 million, respectively ($2.3 million and $11.4 million gain, respectively for the three and nine months ended September 30, 2022) related to the valuation of the embedded derivative through the statement of income as further described in Note 17 of these Financial Statements. As of September 30, 2023, the current portion of the Silver Purchase Agreement embedded derivative was $1.3 million.

(iv)    The asset balance represents the forced conversion option included in the Convertible Debentures as further described in Note 9 (iii) and Note 21 (d) of these Financial Statements.

(v)    This balance represents other non-core assets acquired in the Argenta Property acquisition, as further described in Note 8 (b) of these Financial Statements.

7.RESTRICTED CASH AND CASH EQUIVALENTS

Property	September 30, 2023	December 31, 2022
McCoy-Cove, Nevada (i)	$—	$1,955
Lone Tree, Nevada (ii)	39,754	25,877
Ruby Hill, Nevada (iii)	4,221	4,604
Granite Creek, Nevada (iv)	—	466
Total restricted cash and cash equivalents	$43,975	$32,902

(i)The balance in the comparative period represents restricted cash relating to the reclamation of the Company's McCoy-Cove property. The surety bonding company was changed during the period ended September 30, 2023, and as a result no cash collateral was required under the bond.

(ii)The Company has $39.8 million in restricted cash relating to the reclamation of the Company's Lone Tree property.

(iii)     The Company has $4.2 million in restricted cash relating to the reclamation of the Company's Ruby Hill property.

(iv)     The balance in the comparative period represents restricted cash relating to the reclamation of the Company's Granite Creek property. The surety bonding company was changed during the period ended September 30, 2023, and as a result no cash collateral was required under the bond.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
8.PROPERTY, PLANT AND EQUIPMENT

Cost	Mine properties (i)	Development properties (ii)	Exploration, evaluation and pre-development properties (iii)	Buildings, plant and equipment	Total
Balance as at January 1, 2022	$2,160	$76,385	$223,220	$206,241	$508,006
Additions	—	32,422	241	23,450	56,113
Disposals	—	—	—	(24)	(24)
IFRS 16 Right of Use assets	—	—	—	280	280
Change in estimate of provision for environmental rehabilitation	—	(994)	(22,608)	—	(23,602)
Transfers	—	899	7,182	(8,081)	—
Balance as at December 31, 2022	2,160	108,712	208,035	221,866	540,773
Additions	—	11,132	83,707	15,700	110,539
Disposals	—	—	—	(1,536)	(1,536)
IFRS 16 Right of Use assets	—	—	—	252	252
Change in estimate of provision for environmental rehabilitation	—	(175)	(11,519)	—	(11,694)
Adjustments	—	—	—	(25)	(25)
Balance as at September 30, 2023	$2,160	$119,669	$280,223	$236,257	$638,309

Accumulated depreciation and impairment
Balance as at January 1, 2022	$2,160	$—	$—	$3,197	$5,357
Depletion, depreciation and amortization	—	—	—	6,177	6,177
Disposals	—	—	—	(22)	(22)
Balance as at December 31, 2022	2,160	—	—	9,352	11,512
Depletion, depreciation and amortization	—	—	—	3,936	3,936
Disposals	—	—	—	(434)	(434)
Adjustments	—	—	—	(14)	(14)
Balance as at September 30, 2023	$2,160	$—	$—	$12,840	$15,000

Carrying amounts
Balance, December 31, 2022	$—	$108,712	$208,035	$212,514	$529,261
Balance as at September 30, 2023	$—	$119,669	$280,223	$223,417	$623,309
(i)Mine properties include the Ruby Hill Archimedes open pit, fully depleted in 2021.

(ii)Development properties include Granite Creek.

(iii)Exploration, evaluation and pre-development properties:

Property	January 1, 2023	Additions	Change in estimate of environmental provision	Transfers	September 30, 2023
McCoy-Cove, Nevada	$61,203	$5,489	$(840)	$—	$65,852
Ruby Hill, Nevada	92,889	—	(2,146)	—	90,743
Lone Tree, Nevada	52,533	—	(8,515)	—	44,018
Argenta, Nevada	1,410	—	(18)	—	1,392
FAD, Nevada	—	78,218	—	—	78,218
Total	$208,035	$83,707	$(11,519)	$—	$280,223

Property	January 1, 2022	Additions	Change in estimate of environmental provision	Transfers	December 31, 2022
McCoy-Cove, Nevada	$54,105	$—	$(84)	$7,182	$61,203
Ruby Hill, Nevada	103,594	—	(10,705)	—	92,889
Lone Tree, Nevada	65,521	—	(12,988)	—	52,533
Argenta, Nevada	—	241	1,169	—	1,410
Total	$223,220	$241	$(22,608)	$7,182	$208,035

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(iv)Depreciation, depletion and amortization on property, plant and equipment during the three and nine months ended September 30, 2023 and 2022 include amounts allocated to:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Depreciation, depletion and amortization	$1,444	$2,126	$5,590	$2,949
Recorded in exploration, evaluation and pre-development	29	118	83	349
Recorded in general and administrative	114	94	329	256
Recorded in property maintenance	265	—	833	—
Depreciation, depletion and amortization capitalized into properties	31	47	69	126
	1,883	2,385	6,904	3,680
Inventory movement	(619)	(427)	(2,968)	1,213
Total depletion, depreciation and amortization	$1,264	$1,958	$3,936	$4,893
(v)The Company’s leased assets include buildings and vehicles. Right-of-use assets include:

	Buildings	Equipment	Total
As at December 31, 2021	$582	$—	$582
Additions	—	280	280
Depreciation	(212)	(128)	(340)
As at December 31, 2022	370	152	522
Additions	143	100	243
Depreciation	(178)	(167)	(345)
As at September 30, 2023	$335	$85	$420
(a)Impairment

The Company regularly reviews the carrying amount of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. Mineral property interests are tested for impairment when events or changes in circumstances indicate that their carrying amount may not be recoverable. In the absence of other factors, a mineral property that has not been actively explored within the past three years and for which no future exploration plans exist will be considered to be impaired. In the Company's review for the nine months ended September 30, 2023 there was no indication of impairment, and accordingly, no test was performed at September 30, 2023.

(b)Acquisitions and option agreements

Argenta Property Acquisition

On November 10, 2022, the Company through its wholly owned subsidiary Argenta LLC ("Argenta") acquired a strategic property package located in Lander Country, Nevada (the “Argenta Property”), that includes water rights, a rail heading, barite deposits, and barite processing infrastructure from Baker Hughes Oilfield Operations LLC for consideration of $3.7 million. The strategic acquisition provides the Company with water rights for development and operation of the McCoy-Cove Project.

The Company determined that the Argenta Property acquisition represents an asset acquisition. The underlying assets purchased and liabilities assumed were recorded at cost allocated based upon their relative fair values at the date of purchase. The table below presents the values of the assets purchased and liabilities assumed on the date of acquisition:

Net assets (liabilities) acquired:
Property, plant and equipment	$3,122
Other assets	1,767
Provision for environmental rehabilitation	(1,169)
Fair value of net assets acquired	$3,720

Granite Creek Project

On April 15, 2021, the Company completed the acquisition of Osgood Mining Company LLC ("Osgood") from Waterton Global Resource Management, Inc. (“Waterton”). Osgood is the owner of the Granite Creek Project (formerly the "Getchell Project") in the Getchell gold belt near Winnemucca, Nevada. Consideration paid to Waterton consisted of (i) $23.0 million in cash, (ii) 13,036,846 common shares of the Company, (iii) warrants to purchase 12,071,152 common shares of the Company, with an exercise price C$3.64 per common share, for a period of 36 months following the closing date, and (iv) contingent value rights including a payment to Waterton in the amount of $5.0 million upon the public announcement of a positive production decision related to the Granite Creek Project (underground or open pit), and an additional $5 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded $2,000 per ounce.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
The Osgood acquisition was accounted for as an asset acquisition as management determined that substantially all the fair value of the gross assets acquired were concentrated on the Granite Creek Project mineral property. For contingent consideration and payments related to asset acquisitions, an accounting policy choice exists, and an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. For the Osgood acquisition, management did not recognize a liability for contingent payments as the conditions required for these payments had not been met as of the date the assets were acquired.

On May 6, 2022, the Company entered into an agreement to acquire strategic land sections adjoining the Company’s Granite Creek Property from Nevada Gold Mines ("NGM"). The total consideration for the purchase of the property sections consists of a cash payment of $4.0 million and the inclusion of the acquired sections into the existing 10% net profits royalty that NGM held on the existing property. Subsequent to the date of the agreement the 10% net profits royalty was transferred to Gold Royalty as disclosed in Note 8 (c) of these Financial Statements.

In September 2022, the Company paid to Waterton $5.0 million as part of the contingent value rights payment due upon the public announcement of a positive production decision related to the Granite Creek Project. The $5.0 million contingent value rights payment is recorded in property, plant and equipment on the consolidated statements of financial position.

Tabor Exploration and Option Agreement

On August 24, 2020, the Company through its wholly owned subsidiary Au-Reka entered into an option agreement with Renaissance Exploration, Inc. to acquire a 100% interest in the Tabor Project located in Esmeralda County, Nevada. The option agreement is subject to a firm commitment to spend $0.3 million towards exploration activities by the one-year anniversary date that the Company acquires an exploration permit on the property plus initial earn-in option payments of $5.2 million.

(c)Summary of mineral property Net Smelter Return ("NSR") royalties (as at September 30, 2023)

Active properties	NSR (i)
McCoy-Cove, Nevada	1.5% NSR Maverix Metals Inc.
2% NSR Maverix Metals Inc.
2% NSR Chiara
Tabor, Nevada	3% NSR Renaissance
Granite Creek	1-4% NSR Royal Gold/D.M. Duncan
3-5% NSR Royal Gold/D.M. Duncan
2% NSR Franco-Nevada/S&G Pinson
Portions of 7.5% NSR K.Murphy/Noceto/Phillips
2% NSR Stoffer/Noceto/Phillips/Murphy/Christison
10% NPI Gold Royalty
2% Franco-Nevada
0.5% NSR Nevada Gold Mines
Lone Tree	3% NSR
5% NSR VEK/Andrus
1% NSR Franco-Nevada Mining Corporation, Inc.
4-5% NSR Bronco Creek, Inc.
5% NSR Richardson
5% NSR BTF Properties
0.5%-1.5% NSR Newmont USA Limited
Ruby Hill	2.5% NSR Placer Dome U.S. Inc.
3% Biale Trust
4% NSR Asarco Incorporated
3% RG Royalties
Golden Hill	4% NSR Asarco Incorporated
3% NSR RG Royalties
0.5-1.5% NSR Royalty Consolidation Company
3% Biale Trust
(i)These royalties are tied to specific mining claims and may not apply to the entire property.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
9.LONG-TERM DEBT

	Orion Convertible Loan (i)	Sprott Convertible Loan (ii)	Convertible Debentures (iii)	A&R Gold Prepay Agreement (iv)	Silver Purchase Agreement (v)	Other (vi)	Total
As at January 1, 2022	$32,956	$7,685	$—	$—	$—	$795	$41,436
Fair value on inception	—	—	—	41,737	29,889	—	71,626
Additions and adjustments	—	—	—	—	—	334	334
Amortization of finance costs	308	—	—	45	—	—	353
Principal repayment	—	—	—	(14,498)	(134)	(348)	(14,980)
Finance charge	6,477	1,218	—	6,720	2,692	—	17,107
As at December 31, 2022	39,741	8,903	—	34,004	32,447	781	115,876
Fair value on inception	—	—	42,459	18,108	—	—	60,567
Additions and adjustments	—	315	—	—	—	96	411
Amortization of finance costs	315	—	254	44	20	—	633
Principal repayment	—	(2,038)	—	(12,738)	(6,177)	(207)	(21,160)
Finance charge	5,699	979	4,781	5,897	2,510	—	19,866
As at September 30, 2023	$45,755	$8,159	$47,494	$45,315	$28,800	$670	$176,193
Less current portion	—	—	—	14,028	5,555	262	19,845
Long-term portion	$45,755	$8,159	$47,494	$31,287	$23,245	$408	$156,348
(i)Orion Convertible Loan

On December 13, 2021, the Company entered into a Convertible Credit Agreement with OMF Fund III (F) Ltd., an affiliate of Orion to borrow $50 million (the "Orion Convertible Loan"). The Orion Convertible Loan bears interest at a rate of 8.0% annually and matures on December 13, 2025. The Orion Convertible Loan contains a change of control feature, a conversion feature, and a forced conversion feature that are considered embedded derivatives by the Company. The change of control feature and conversion feature are classified as derivative financial liabilities, measured at FVTPL, whereas the forced conversion feature is classified as an equity instrument measured at fair value on inception and is not subsequently remeasured. During the period ended September 30, 2023, none of the features were exercised. The derivative financial liability was recorded at $13.6 million at inception and $7.1 million at September 30, 2023 ($27.0 million at December 31, 2022). For the three and nine months ended September 30, 2023, the Company recorded a fair value gain of $11.7 million and $19.9 million, respectively (loss of $1.1 million and gain of $7.2 million, respectively for the three and nine months ended September 30, 2022) related to the valuation of the embedded derivatives through the statement of income as further described in Note 17 of these Financial Statements. The equity instrument was recorded at $2.0 million at inception and period end. Interest expense is calculated by applying the effective interest rate of 18.90% to the host liability component. Interest expense is included in finance expense.

The initial fair value of the liability portion of the convertible loan was determined using a market interest rate for an equivalent non- convertible loan at the issue date. The liability is subsequently recognized on an amortized cost basis until extinguished on change of control, conversion or maturity of the loan. The remainder of the proceeds, after removing components classified as liabilities, is allocated to the forced conversion option and recognized in shareholder's equity, net of income tax, and not subsequently remeasured.

(ii)Sprott Convertible Loan

On December 10, 2021, the Company entered into a Convertible Credit Agreement with a fund managed by Sprott Asset Management USA, Inc. and a fund managed by CNL Strategic Asset Management, LLC (“Sprott”) to borrow $10 million (the "Sprott Convertible Loan"). The Sprott Convertible Loan bears interest at a rate of 8.0% annually and matures on December 9, 2025. The Sprott Convertible Loan contains a change of control feature, a conversion feature, and a forced conversion feature that are considered embedded derivatives by the Company. The change of control feature and conversion feature are classified as derivative financial liabilities, measured at FVTPL whereas the forced conversion feature is classified as an equity instrument measured at fair value on inception and is not subsequently remeasured. During the period ended September 30, 2023, Sprott converted $1.8 million in principal and $0.2 million in interest into 800,449 common shares of the Company. The derivative financial liability was recorded at $2.7 million at inception and $1.2 million at September 30, 2023 ($5.3 million at December 31, 2022). For the three and nine months ended September 30, 2023, the Company recorded a fair value gain of $1.9 million and $4.1 million, respectively (nil and gain of $1.9 million, respectively for the three and nine months ended September 30, 2022) related to the valuation of the embedded derivatives through the statement of income as further described in Note 17 of these Financial Statements. The equity instrument was recorded at $0.4 million at inception and $0.3 million at period end. Interest expense is calculated by applying the effective interest rate of 14.92% to the host liability component. Interest expense is included in finance expense.

The initial fair value of the liability portion of the convertible loan was determined using a market interest rate for an equivalent non- convertible loan at the issue date. The liability is subsequently recognized on an amortized cost basis until extinguished on control, conversion or maturity of the loan. The remainder of the proceeds, after removing components classified as liabilities, is allocated to the forced conversion option and recognized in shareholder's equity, net of income tax, and not subsequently remeasured.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
Under the Sprott Convertible Loan and Orion Convertible Loan (the "Convertible Loans"), if a change of control occurs prior to the maturity date, the Company shall make an offer to prepay the Convertible Loans in cash, in an amount equal to 101% of the then outstanding principal amount. Outstanding amounts under the Convertible Loans are convertible into common shares of the Company at any time prior to maturity at the option of the applicable respective lender (a) in the case of the outstanding principal, C$3.275 per common share, and (b) in the case of accrued and unpaid interest, subject to TSX approval, at the market price of the common shares on the TSX at time of the conversion of such interest. Commencing 120 days following the closing date of the Convertible Loans, on any date when the volume weighted average price equals or exceeds 150% of the conversion price for each of the preceding 20 days, the Company may at its option elect to require the lenders to convert at the conversion price all of the then outstanding principal amount and any accrued and unpaid interest into common shares of the Company.

(iii)Convertible Debentures

On February 22, 2023, the Company closed a private placement offering of $65 million principal amount of secured Convertible Debentures of the Company. The Convertible Debentures bear interest at a fixed rate of 8.00% per annum and will mature on February 22, 2027. Outstanding amounts under the Convertible Debentures are convertible into common shares of the Company at any time prior to maturity at the option of the applicable respective lender (a) in the case of the outstanding principal, $3.38 per common share, and (b) in the case of accrued and unpaid interest, subject to TSX approval, at the market price of the common shares at time of the conversion of such interest.

The Convertible Debentures contain a conversion feature, a change of control feature, and a forced conversion feature that are considered embedded derivatives by the Company. The change of control feature is classified as a derivative financial liability and the forced conversion feature is classified as a derivative financial asset, both measured at FVTPL whereas the conversion feature is classified as an equity instrument measured at fair value on inception and is not subsequently remeasured. During the period ended September 30, 2023, none of the features were exercised. The change of control liability was recorded at $1.4 million at inception and nil at September 30, 2023 and the forced conversion asset was recorded at $0.9 million at inception and $0.4 million at September 30, 2023. For the three and nine months ended September 30, 2023, the Company recorded a fair value gain of nil and $0.9 million, respectively (nil for the three and nine months ended September 30, 2022) related to the valuation of the embedded derivatives through the statement of income as further described in Note 17 of these Financial Statements. The equity instrument was recorded at $18.9 million at inception and at September 30, 2023. Interest expense is calculated by applying the effective interest rate of 19% to the host equity component. Interest expense is included in finance expense.

Under the Convertible Debentures if a change of control occurs prior to the maturity date, the Company shall make an offer to prepay the Convertible Debentures in cash, in an amount equal to 104% of the then outstanding principal amount, plus accrued and unpaid interest on such Convertible Debentures up to, and including, the change of control purchase date. The holder of the Convertible Debentures shall have the right, at any time, to convert all or any portion of the principal amount of the Convertible Debentures into common shares of the Company at the conversion price of $3.38 per common share. The holder shall also have the option to elect to convert all or any portion of the accrued and unpaid interest into common shares at a price equal to the greater of (i) the conversion price, (ii) the current market price of the common shares on NYSE at the time of the conversion of such amounts owing, or (iii) 5-day VWAP of the common shares on the TSX. If after 120 days after the issue date and prior to the maturity date, the VWAP of the common shares of the Company as measured in U.S. dollars on the NYSE American equals or exceeds 150% of the conversion price for 20 consecutive trading days, the Company shall have right to convert all but not less than all of the principal amount of the Convertible Debentures, and subject to the approval of the TSX or any applicable stock exchange, all accrued and unpaid interest on the Convertible Debentures (however, that such conversion price of the accrued and unpaid interest must not be less than the VWAP of the common shares on the TSX during the five trading days immediately preceding the relevant date), into common shares at the conversion price.

(iv)Gold Prepay Agreement

On December 13, 2021, the Company entered into a gold prepay agreement with Orion (the "Gold Prepay Agreement"). In April 2022, the Gold Prepay Agreement was amended to adjust the quantity of the quarterly deliveries of gold, but not the aggregate amount of gold, to be delivered by the Company to Orion over the term of the Gold Prepay Agreement. Under the terms of the amended Gold Prepay Agreement, in exchange for $41.9 million, the Company is required to deliver to Orion 3,100 troy ounces of gold for the quarter ending June 30, 2022, and thereafter, 2,100 troy ounces of gold per calendar quarter until September 30, 2025, for aggregate deliveries of 30,400 troy ounces of gold.

On September 20, 2023, the Company entered into an A&R Gold Prepay Agreement with Orion pursuant to which the Company received aggregate gross proceeds of $20.0 million structured as an additional accordion under the existing Gold Prepay Agreement. On determining that the modification to the Gold Prepay Agreement was non-substantial, management accounted for the modification as an adjustment to the existing liability and used the original effective interest rate of the Gold Prepay Agreement of 24.45% to determine the fair value of the 2023 Gold Prepay Accordion. The 2023 Gold Prepay Accordion liability was recorded at fair value at inception of $18.1 million. The Company recorded a loss of $1.8 million for the three and nine months ended September 30, 2023 through the statement of income as further described in Note 17 of these Financial Statements.

The A&R Gold Prepay Agreement is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at FVTPL each reporting period, as further described in Note 6 (ii) and Note 21 (d) of these Financial Statements. Interest expense is calculated by applying the effective interest rate of 24.48% to the financial liability. Interest expense is included in finance expense.

The 2023 Gold Prepay Accordion will be repaid through the delivery by the Company to Orion of 13,333 troy ounces of gold over a period of 12 quarters, being 1,110 troy ounces of gold per quarter over the delivery period with the first delivery being 1,123 troy ounces of gold. The first delivery will occur on March 31, 2024, and the last delivery will occur on December 31, 2026. As of September 30, 2023, the Company had delivered 13,600 troy ounces of gold towards the A&R Gold Prepay Agreement with Orion, leaving 30,133 troy ounces of gold remaining to be delivered under the agreement.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(v)Silver Purchase Agreement

On December 13, 2021, in exchange for $30.0 million, the Company entered into a silver purchase and sale agreement with Orion (the "Silver Purchase Agreement"). Under the Silver Purchase Agreement, commencing April 30, 2022, the Company will deliver to Orion 100% of the silver production from the Granite Creek and Ruby Hill projects until the delivery of 1.2 million ounces of silver, after which the delivery will be reduced to 50% until the delivery of an aggregate of 2.5 million ounces of silver, after which the delivery will be reduced to 10% of the silver production solely from Ruby Hill Project. Orion will pay the Company an ongoing cash purchase price equal to 20% of the prevailing silver price. Until the delivery of an aggregate of 1.2 million ounces of silver, the Company is required to deliver the following minimum amounts of silver in each calendar year: (i) in 2022, 300,000 ounces, (ii) in 2023, 400,000 ounces, (iii) in 2024, 400,000 ounces, and (iv) in 2025, 100,000 ounces. The Silver Purchase Agreement was funded April 2022.

On January 13, 2023, the Company delivered 293,509 ounces of silver to Orion in satisfaction of the 2022 Annual Minimum Delivery Amount of 300,000 ounces (6,491 ounces of silver delivered to Orion in 2022). As of September 30, 2023, the Company had delivered 302,845 ounces of silver towards the Silver Purchase Agreement with Orion. The current portion of the liability is $5.6 million at September 30, 2023, which is mainly comprised of 397,155 ounces in relation to the 2023 Annual Minimum Delivery Amount.

The Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives as further described in Note 6 (iii) and Note 21 (d) of these Financial Statements.

Interest expense is calculated by applying the effective interest rate of 12.28% to the financial liability. Interest expense is included in finance expense.

The obligations under the A&R Gold Prepay Agreement and Silver Purchase Agreement are senior secured obligations of the Company and its wholly-owned subsidiaries Ruby Hill Mining Company LLC, and Osgood Mining Company LLC, and secured against the Ruby Hill project in Eureka County, Nevada and the Granite Creek project in Humboldt County, Nevada.

(vi)Lease liability

Lease liabilities relate to leases on buildings and mobile mining equipment which have a remaining lease term between one and five years and an interest rate between 3.3% and 14.4% over the term of the lease.

The schedule of undiscounted lease payment obligations is as follows:

September 30, 2023
Less than one year	$493
One to three years	77
More than three years	44
Total undiscounted lease liabilities	$614

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
10.PROVISION FOR ENVIRONMENTAL REHABILITATION

The Company's provision for environmental rehabilitation results from mining activities and previously mined property interests. The provision consists primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for decommissioning the mill complex and related infrastructure, physical and chemical stability of the tailings area and, post-closure site security and monitoring costs. The Company considers such factors as changes in laws and regulations, and requirements under existing permits in determining the estimated costs. Such analysis is performed on an on-going basis.

The Company estimates that the undiscounted un-inflated value of the cash flows required to settle the provision is $8.6 million for the McCoy-Cove property, $1.8 million for the Granite Creek property, $66.9 million for the Lone Tree property, $18.1 million for the Ruby Hill property and $1.2 million for the Argenta property. In calculating the best estimate of the Company's provision, management used risk-free interest rates ranging from 4.59% to 4.92%. A reconciliation of the discounted provision is provided below:

	Argenta	McCoy-Cove	Granite Creek	Lone Tree	Ruby Hill	Total
Balance as at January 1, 2023	$1,170	$6,812	$1,473	$48,898	$13,273	$71,626
Change in estimate capitalized	(18)	(840)	(175)	(8,515)	(2,146)	(11,694)
Accretion expense	34	212	46	1,457	411	2,160
Reclamation expenditures	—	—	—	(548)	—	(548)
Balance as at September 30, 2023	1,186	6,184	1,344	41,292	11,538	61,544
Less current portion	602	—	—	245	—	847
Long-term portion	$584	$6,184	$1,344	$41,047	$11,538	$60,697

	Argenta	McCoy-Cove	Granite Creek	Lone Tree	Ruby Hill	Total
Balance as at January 1, 2022	$—	$6,684	$2,394	$60,592	$23,179	$92,849
Acquisitions	1,170	—	—	77	—	1,247
Change in estimate capitalized	—	(84)	(995)	(13,066)	(10,704)	(24,849)
Accretion expense	—	212	74	1,917	798	3,001
Reclamation expenditures	—	—	—	(622)	—	(622)
Balance as at December 31, 2022	1,170	6,812	1,473	48,898	13,273	71,626
Less current portion	398	—	—	548	—	946
Long-term portion	$772	$6,812	$1,473	$48,350	$13,273	$70,680
11.OTHER LIABILITIES

	September 30, 2023	December 31, 2022
Warrant liability (i)	$3,621	$15,945
Share-based payment liability (ii)	832	983
Orion - Conversion and change of controls rights (iii)	7,131	27,029
Sprott - Conversion and change of controls rights (iii)	1,152	5,299
Deferred consideration (iv)	19,939	45,805
Offtake liability (v)	730	730
Total other liabilities	33,405	95,791
Less current portion	20,299	46,181
Long-term portion	$13,106	$49,610

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(i)Warrant liability

Waterton warrants

In connection with the acquisition of Osgood the Company issued to Waterton 12.1 million common share warrants which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share until April 14, 2024. The warrants included a four month hold period. The initial fair value of the warrants recognized on inception was $6.1 million and at September 30, 2023 $0.1 million ($10.1 million at December 31, 2022). During the first quarter of 2023, Waterton exercised 350,000 warrants to purchase 350,000 common shares of the Company.

Orion warrants

In connection with the Orion financing package the Company completed during the fourth quarter of 2021, the Company issued 5.5 million common share warrants exercisable at C$3.275 per share with an exercise period of 36 months or until December 13, 2024. On September 20, 2023, in connection with the A&R Gold Prepay Agreement the Company extended the expiry date by an additional twelve months to December 13, 2025. The initial fair value of the warrants recognized on inception was $3.5 million and at September 30, 2023 $1.5 million ($5.9 million at December 31, 2022)

In connection with the A&R Gold Prepay Agreement entered into during the third quarter of 2023, the Company issued 3.8 million common share warrants exercisable at C$3.17 per share with an exercise period of 36 months or until September 20, 2026. The warrants include a four month hold period. The initial fair value of the warrants recognized on inception was $1.9 million and at September 30, 2023 $1.4 million.

Paycore replacement warrants

In connection with the Paycore acquisition discussed in Note 4 of these Financial Statements, the Company issued a total of 3.8 million common share warrants for Paycore warrants outstanding on the date of acquisition. The replacement warrants are comprised of 0.2 million common share warrants at an exercise price of C$3.09 per common share until April 20, 2024, 0.3 million common share warrants at an exercise price of C$2.40 per common share until February 9, 2025, and 3.3 million common share warrants at an exercise price of C$4.02 per common share until May 2, 2025. The initial fair value of the warrants recognized on inception was $2.7 million and at September 30, 2023 $0.6 million.

The warrants are considered derivatives because their exercise price is in C$ whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. For the three and nine months ended September 30, 2023, the Company recognized a gain on the revaluation of the liability of $7.4 million and $17.5 million, respectively ($0.8 million and $9.7 million gain, respectively for the three and nine months ended September 30, 2022) through the statement of income as further described in Note 17 of these Financial Statements.

The fair value of the warrants were calculated using the Black-Scholes option pricing model, or a Monte Carlo simulation model, if applicable taking into the account the four months hold restriction, and with the following weighted average assumptions:

	September 30, 2023	December 31, 2022
Risk free rate	4.47% to 5.29%	3.96% to 4.25%
Warrant expected life	6 to 36 months	15 to 24 months
Expected volatility	41% to 54%	56% to 60%
Expected dividend	0%	0%
Share price	C$2.05	C$3.78

As of September 30, 2023, there were 24,716,409 warrants outstanding (17,561,152 at December 31, 2022).

(ii)Share-based payment liability

The Company recognized a share-based payment liability of $0.8 million at September 30, 2023 ($1.0 million at December 31, 2022) under the Company's restricted and deferred share unit plans as discussed in Note 12 (e) of these Financial Statements. The current portion of the liability is $0.4 million at September 30, 2023 ($0.4 million at December 31, 2022) representing the cash settlement expected on the next vesting date.

(iii)Conversion and change of controls right

The financial liability represents the conversion and change of control rights included in the Orion and Sprott Convertible Loans as further described in Note 9 (i), Note 9 (ii) and Note 21 (d) of these Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(iv)Deferred consideration

In connection with the acquisition of Ruby Hill the Company recorded a financial liability associated with the milestone payments. The four milestone payments and corresponding early prepayment options are as follows:

•$17 million in cash and/or shares of i-80 Gold payable on the earlier of 60 days following the issuance of a press release by the Company regarding the completion of a new or updated Mineral Resource estimate for Ruby Hill or 15 months after closing, based on the market price of i-80 Gold's shares at the time of such payment (the "First Milestone Payment");
•$15 million in cash and/or shares of i-80 payable on the earlier of 60 days following the issuance of a press release by the Company regarding the completion of a Feasibility Study for Ruby Hill or 24 months after closing, based on the market price of i-80 Gold's shares at the time of such payment (the "Second Milestone Payment"). An early prepayment option to reduce the payment by $5 million to $10 million is available if the payment is made less than 15 months after closing and if the payment in shares of the Company does not exceed up to $7.5 million of the total amount, at the Company's discretion.
•$15 million in cash and/or shares of i-80 Gold payable on the earlier of 30 months after closing and 90 days following the announcement by the Company of a construction decision related to a deposit on any portion of Ruby Hill that is not currently being mined, based on the market price of i-80 Gold's shares at the time of such payment (the "Third Milestone Payment"); and
•$20 million in cash and/or shares of i-80 Gold payable on the earlier of 36 months after closing and 90 days following the announcement by the Company of achieving Commercial Production related to a deposit on any portion of Ruby Hill that is not currently being mined, priced based on the market price of i-80 Gold's shares at the time of such payment (the "Fourth Milestone Payment"). An early prepayment option to reduce the payment for the third and fourth milestone payments to $20 million is available if the payments are done prior to 24 months after closing, if the payment in shares of the Company did not exceed up to $10 million of the total amount, at the Company's discretion, and if shares held by Waterton do not exceed 9.99% of the outstanding shares of the Company.
The Company recognizes the liability at fair value with changes in fair value recognized in profit or loss. The initial fair value of the liability recognized on inception was $41.9 million and $19.9 million at September 30, 2023 ($45.8 million at December 31, 2022). For the three and nine months ended September 30, 2023, the Company recognized a loss on the revaluation of the liability of $0.4 million and $1.1 million, respectively ($0.8 million and $2.4 million loss, respectively for the three and nine months ended September 30, 2022) through the statement of income as further described in Note 17 of these Financial Statements.

During the first quarter of 2023, the Company exercised the early prepayment option and paid to Waterton total consideration of $27.0 million in satisfaction of the First Milestone Payment and Second Milestone Payment. Consideration paid to Waterton consisted of $11.0 million in cash and 5,515,313 common shares of the Company, as further described in Note 12 (b) of these Financial Statements.

Subsequent to the period ended September 30, 2023, the Company exercised the early prepayment option and paid to Waterton total consideration of $20 million in satisfaction of the Third Milestone Payment and Fourth Milestone Payment, as further described in Note 23 of these Financial Statements.

(v)Offtake liability

The financial liability represents the gold look back component of the offtake agreement. The Company originally entered into an offtake agreement with Orion in April 2021 (the “Offtake Agreement”) to sell (i) an aggregate of 29,750 ounces of refined gold for 2021, and (ii) up to an aggregate of 31,500 ounces of refined gold annually (the "Annual Gold Quantity") from the Company's Eligible Projects until March 1, 2027. The offtake agreement was amended and restated (the “A&R Offtake Agreement”) in December 2021. The main amendments reflected in the A&R Offtake Agreement include the increase in the term of the agreement to December 31, 2028, the inclusion of the Granite Creek and Ruby Hill projects, and the increase of the annual gold quantity to up to an aggregate of 37,500 ounces in respect of the 2022 and 2023 calendar years and up to an aggregate of 40,000 ounces in any calendar year after 2023. The final purchase price to be paid by Orion will be, at Orion’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale. In the event that the Company does not produce the Annual Gold Quantity in any given year, the obligation is limited to those ounces actually produced. During 2022, Orion assigned all of its rights, title and interest under the A&R Offtake Agreement to TRR Offtakes LLC ("Trident").

12.SHARE CAPITAL

(a)Authorized share capital

At September 30, 2023, the authorized share capital consisted of an unlimited number of common shares without par value.

(b)Issued share capital

On August 1, 2023, the Company completed a private placement of common shares led by CIBC Capital Markets on behalf of a syndicate of underwriters. An aggregate of 13,629,800 shares were issued by the Company at a price of C$2.70 per common share for aggregate gross proceeds of C$36.8 million ($27.7 million).

On June 27, 2023, Sprott converted $1.8 million in principal and subject to obtaining approval of the TSX $0.2 million in interest of the Convertible Loans into 800,449 common shares of the Company. On July 7, 2023, upon approval of the TSX the Company issued 800,449 common shares to Sprott.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
On May 9, 2023, in connection with the Paycore acquisition the Company issued 5,016,991 common shares to Waterton in settlement of the contingent value rights agreement between Paycore and Waterton, as further described in Note 4 of these Financial Statements.

On May 5, 2023, the Company acquired 100% of the issued and outstanding shares of Paycore at the Exchange Ratio issuing 25,488,584 common shares to Paycore shareholders, as further described in Note 4 of these Financial Statements.

On January 16, 2023, the Company issued 5,515,313 common shares to Waterton at a price of C$3.8945 for total gross proceeds of C$21.5 million ($16.0 million) as partial consideration of the the First Milestone Payment and Second Milestone Payment related to the Ruby Hill deferred consideration, as further described in Note 11 (iv) of these Financial Statements.

During the nine months ended September 30, 2023, the Company issued 874,798 common shares for stock options and warrants exercised and received proceeds of C$2.8 million ($2.1 million).

During the year ended December 31, 2022, the Company issued 1,857,200 common shares for stock options and warrants exercised and received proceeds of C$4.7 million ($3.7 million).

(c)Share option plan

The Company has a share option plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 10% in the aggregate and 1% with respect to any one optionee of the number of issued and outstanding common shares of the Company at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the Company's Board of Directors which cannot exceed ten years. Vesting periods may range from immediate to five years.

(d)Stock options

The continuity of stock options issued and outstanding are as follows:

	Options outstanding #	Weighted average price C$
Outstanding at December 31, 2021	6,689,000	2.21
Granted	2,673,179	2.65
Exercised	(1,047,200)	2.45
Expired	(320,106)	2.71
Forfeited	(116,127)	2.62
Outstanding at December 31, 2022	7,878,746	2.30
Issued in Paycore Acquisition	1,727,200	1.89
Granted	2,088,687	3.20
Exercised	(524,798)	2.60
Expired	(16,000)	2.91
Forfeited	(52,594)	2.77
Outstanding at September 30, 2023	11,101,241	2.39
The weighted average share price at the date of exercise for the nine months ended September 30, 2023 was C$3.17 (C$2.80 for the nine months ended September 30, 2022).

At September 30, 2023, the following options were outstanding, and outstanding and exercisable:

	Outstanding			Outstanding and Exercisable
Exercise price CAD	Options #	Weighted average exercise price C$	Weighted average remaining life in years	Options #	Weighted average exercise price C$	Weighted average remaining life in years
$0.59 - $1.55	2,496,000	$1.25	1.15	2,496,000	$1.25	1.15
$1.56 - $2.64	3,740,278	$2.36	3.55	2,938,897	$2.30	3.57
$2.65 - $3.17	2,450,300	$2.72	2.83	2,411,532	$2.72	2.82
$3.18 - $3.67	2,414,663	$3.25	4.15	1,106,204	$3.28	3.87
	11,101,241	$2.39	2.98	8,952,633	$2.24	2.73
Total vested stock options at September 30, 2023 were 8,952,633 with a weighted average exercise price of C$2.24 (5,998,738 at December 31, 2022 with a weighted average exercise price of C$2.17).

The Company applies the fair value method of accounting for all share-based compensation awards and accordingly, $1.8 million was recorded for options issued as compensation during the nine months ended September 30, 2023 ($1.6 million for the nine months ended September 30, 2022) per the table in (f) share-based payments below. The options had a weighted average grant date fair value of C$3.20 at September 30, 2023. As of September 30, 2023, there were 2,148,608 unvested stock options (1,880,008 at December 31, 2022).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
For purposes of the options granted, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions:

	September 30, 2023	December 31, 2022
Risk-free interest rate	3.47% to 4.03%	1.55% to 4.20%
Annualized volatility based on historic volatility	52% to 60%	51% to 62%
Expected dividend	Nil	Nil
Forfeiture rate	0.0% to 4.4%	0% to 5.7%
Expected option life	2.4 to 3.5 years	3.0 years
(e)Restricted and Deferred Share Unit Plan

The Company adopted the RSU plan to allow the Board of Directors to grant its employees non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. Under the RSU plan, the awards can be equity or cash settled immediately upon vesting.

The Company adopted the DSU plan to grant members of its Board of Directors non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. DSUs must be retained until the Director leaves the Board, at which time the awards will be equity or cash settled.

The following table summarizes the continuity of the RSUs and DSUs for the period ended September 30, 2023:

	RSUs outstanding #	DSUs outstanding #
Outstanding at December 31, 2021	—	—
Granted	772,170	175,091
Settled	(236,301)	—
Forfeited	(70,227)	—
Outstanding at December 31, 2022	465,642	175,091
Granted	731,543	139,299
Settled	(464,159)	—
Forfeited	(26,873)	—
Outstanding at September 30, 2023	706,153	314,390

As the RSUs and DSUs are expected to be settled in cash, at September 30, 2023 a current liability of $0.4 million and a long-term liability of $0.5 million was outstanding and included in other liabilities ($0.40 million and $0.60 million, respectively, at December 31, 2022). For the nine months ended September 30, 2023, $0.7 million has been recorded as an expense and included in share-based payments ($0.8 million for the nine months ended September 30, 2022). The total fair value of the vested and unvested RSUs and DSUs at September 30, 2023 was C$2.1 million ($1.7 million at December 31, 2022).

For purposes of the vesting of the RSUs and DSUs, the fair value of the liability was estimated using the share price of the valuation date and an expected weighted average forfeiture rate of 2% and nil, respectively.

(f)Share-based payments

The following table summarizes share-based payment expense included in the statement of income / (loss) during the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Stock option valuation	$352	$312	$1,793	$1,611
RSU and DSU valuation	(108)	159	662	849
Total	$244	$471	$2,455	$2,460

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
13.BASIC AND DILUTED INCOME / (LOSS) PER SHARE

Basic income / (loss) per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the three and nine months ended September 30, 2023, and 2022. Diluted income / (loss) per share is based on the assumption that stock options and warrants that have an exercise price less than the average market price of the Company's common shares during the period have been exercised on the later of the beginning of the year and the date granted. Net income / (loss) and basic weighted average shares outstanding are reconciled to diluted net income / (loss) and diluted weighted average shares outstanding, respectively, as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net loss for the period	$(4,199)	$(11,272)	$(33,278)	$(15,260)

Basic and diluted weighted average shares outstanding	287,128,970	240,368,617	266,207,340	239,992,077

Basic and diluted loss per share	$(0.01)	$(0.05)	$(0.13)	$(0.06)

11,101,241 stock options (Note 12 (d)) and 24,716,409 warrants (Note 11 (i)) were excluded from the computation of diluted weighted average shares outstanding for the three and nine months ended September 30, 2023 (7,818,245 and 25,299,806 respectively, for the three and nine months ended September 30, 2022), as their effect would be anti-dilutive.

14.SUPPLEMENTAL CASH FLOW INFORMATION

(i) The following table summarizes the increase and (decrease) in non-cash working capital balances:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Receivables	$849	$4,227	$(74)	$1,327
Prepaids and deposits	1,347	1,425	12	1,142
Inventory	(949)	5,051	(5,558)	2,462
Accounts payable and accrued liabilities	293	(383)	4,157	(7,666)
Increase / (decrease) in working capital	$1,540	$10,320	$(1,463)	$(2,735)
(ii) The following table summarizes non-cash items included in other income / (expense):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Gain on warrants	$7,357	$849	$17,532	$9,749
Gain / (loss) on Convertible Loans derivative	13,574	(1,112)	24,037	9,101
Gain on Convertible Debenture derivative	—	—	900	—
Loss on deferred consideration	(357)	(806)	(1,135)	(2,441)
Gain / (loss) on investments	—	62	997	(1,167)
Gain on sales from Gold Prepay Agreement	284	688	546	1,142
Gain / (loss) on Gold Prepay derivative	2,190	3,036	(63)	7,120
Gain on Silver Purchase derivative	822	2,297	1,274	11,421
Loss on Gold Prepay Agreement modification	(1,831)	—	(1,831)	—
Other	(1,100)	13	(601)	17
Total non-cash items included in other income / (expense)	$20,939	$5,027	$41,656	$34,942

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
15.EXPLORATION, EVALUATION AND PRE-DEVELOPMENT

(i) The following table summarizes the Company's exploration, evaluation and pre-development expenditures by property:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
McCoy-Cove, Nevada	$3,184	$846	$10,241	$2,132
Granite Creek, Nevada	1,777	2,660	2,184	13,350
Ruby Hill, Nevada	3,484	6,993	15,024	16,201
FAD, Nevada	1,538	—	2,282	—
Other	31	299	357	501
Total exploration, evaluation and pre-development	$10,014	$10,798	$30,088	$32,184
(ii) The following table summarizes the Company's exploration, evaluation and pre-development expenditures by activity:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Drilling	$5,796	$6,705	$18,817	$22,825
Assays	506	1,409	1,824	3,066
Salaries and benefits	424	556	1,119	1,505
Field support	1,012	1,184	2,695	2,147
Operating supplies	263	462	664	1,149
Studies and permits	1,055	180	2,074	437
Consulting and professional fees	793	99	2,479	399
Claim filing and maintenance fees	136	85	333	307
Depreciation & amortization	29	118	83	349
Total exploration, evaluation and pre-development	$10,014	$10,798	$30,088	$32,184
16.GENERAL AND ADMINISTRATIVE

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Corporate administration	$1,076	$2,342	$4,504	$5,189
Salaries and benefits	2,306	1,987	6,962	5,200
Professional fees	754	414	2,258	2,192
Total general and administrative	$4,136	$4,743	$13,724	$12,581
17.OTHER INCOME / (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Gain on warrants	$7,357	$849	$17,532	$9,749
Gain / (loss) on Convertible Loans derivative	13,574	(1,112)	24,037	9,101
Gain on Convertible Debenture derivative	—	—	900	—
Loss on deferred consideration	(357)	(806)	(1,135)	(2,442)
Loss on foreign exchange	(77)	(249)	(32)	(448)
Gain / (loss) on investments	—	62	997	(1,167)
Gain on sales from Gold Prepay Agreement	284	688	546	1,142
Gain / (loss) Gold Prepay derivative	2,190	3,036	(63)	7,121
Gain on Silver Purchase derivative	822	2,297	1,274	11,422
Loss on Gold Prepay Agreement modification	(1,831)	—	(1,831)	—
Other	(474)	(1,241)	925	(2,463)
Total other income	$21,488	$3,524	$43,150	$32,015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
18.FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Interest accretion on Convertible Loans	$2,303	$1,974	$6,677	$5,742
Interest accretion on Gold Prepay Agreement	1,931	2,318	5,897	4,515
Interest accretion on Silver Purchase Agreement	863	943	2,510	1,737
Interest accretion on Convertible Debentures	2,056	—	4,780	—
Amortization of finance costs	242	96	633	272
Environmental rehabilitation accretion	720	959	2,160	2,250
Interest paid	18	8	41	19
Total finance expense	$8,133	$6,298	$22,698	$14,535
19.SEGMENTED INFORMATION

Results of the operating segments are reviewed by the Company's chief operating decision makers ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Each CODM is a member of the senior management team who rely on management positioned in each operating segment of the Company.

Operating mine property, development and exploration projects

The Company's operating segments are reported by operating mine properties and exploration and development projects. The results from operations for these reportable segments are summarized in the following tables:

Nine months ended September 30, 2023	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total
Revenue	$29,073	$—	$—	$29,073
Cost of sales	(30,975)	—	—	(30,975)
Depletion, depreciation and amortization	(5,589)	—	—	(5,589)
Exploration, evaluation and pre-development	(17,525)	(12,563)	—	(30,088)
Overhead costs	(7,199)	(406)	(16,566)	(24,171)
Other income / (expense)	(1,226)	36	44,340	43,150
Finance expense	(1,935)	(212)	(20,551)	(22,698)
Income / (loss) before income taxes	(35,376)	(13,145)	7,223	(41,298)
Deferred tax recovery	—	—	8,020	8,020
Income / (loss) for the period	$(35,376)	$(13,145)	$15,243	$(33,278)

Nine months ended September 30, 2022	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total
Revenue	$25,311	$—	$—	$25,311
Cost of sales	(15,331)	—	—	(15,331)
Depletion, depreciation and amortization	(2,949)	—	—	(2,949)
Exploration, evaluation and pre-development	(30,076)	(2,139)	31	(32,184)
Overhead costs	(938)	(218)	(15,024)	(16,180)
Other income / (expense)	(5,077)	41	37,051	32,015
Finance expense	(2,092)	(159)	(12,284)	(14,535)
Income / (loss) before income taxes	(31,152)	(2,475)	9,774	(23,853)
Deferred tax recovery	—	—	8,593	8,593
Income / (loss) for the period	$(31,152)	$(2,475)	$18,367	$(15,260)

1 Includes Ruby Hill, Lone Tree and Granite Creek
2 McCoy-Cove and FAD

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)

Three months ended September 30, 2023	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total
Revenue	$13,215	$—	$—	$13,215
Cost of sales	(12,244)	—	—	(12,244)
Depletion, depreciation and amortization	(1,444)	—	—	(1,444)
Exploration, evaluation and pre-development	(5,276)	(4,738)	—	(10,014)
Overhead costs	(2,517)	(138)	(4,488)	(7,143)
Other income / (expense)	(1,082)	4	22,566	21,488
Finance expense	(651)	(71)	(7,411)	(8,133)
Income / (loss) before income taxes	(9,999)	(4,943)	10,667	(4,275)
Deferred tax recovery	—	—	76	76
Income / (loss) for the period	$(9,999)	$(4,943)	$10,743	$(4,199)

Three months ended September 30, 2022	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total
Revenue	$16,065	$—	$—	$16,065
Cost of sales	(9,834)	—	—	(9,834)
Depletion, depreciation and amortization	(2,126)	—	—	(2,126)
Exploration, evaluation and pre-development	(9,979)	(850)	31	(10,798)
Overhead costs	(288)	(71)	(5,205)	(5,564)
Other income / (expense)	(2,227)	—	5,751	3,524
Finance expense	(895)	(63)	(5,340)	(6,298)
Income / (loss) before income taxes	(9,284)	(984)	(4,763)	(15,031)
Deferred tax recovery	—	—	3,759	3,759
Income / (loss) for the period	$(9,284)	$(984)	$(1,004)	$(11,272)

As at September 30, 2023	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total
Capital expenditures	$26,527	$83,856	$156	$110,539
Property, plant and equipment	470,443	149,292	3,574	623,309
Total assets	540,593	150,159	47,681	738,433
Total liabilities	$115,467	$8,533	$166,431	$290,431

As at December 31, 2022	Nevada Production[1]	Exploration and Development[2]	Corporate and other	Total
Capital expenditures	$46,412	$9,180	$522	$56,114
Property, plant and equipment	458,765	66,331	4,165	529,261
Total assets	511,298	69,584	61,077	641,959
Total liabilities	$148,655	$8,301	$151,591	$308,547

Revenue by customer

The following table represents sales to individual customers representing 100% of the Company's gold and silver revenue:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Customer 1	$5,205	$9,802	$11,289	$15,568
Customer 2	70	6,263	1,427	9,743
Customer 3	3,417	—	8,773	—
Customer 4	4,523	—	7,343	—
Customer 5	—	—	241	—
Total revenue from major customers	$13,215	$16,065	$29,073	$25,311
The Company is not economically dependent on a limited number of customers for the sale of its product because gold and other metals can be sold through numerous commodity market traders worldwide.
1 Includes Ruby Hill, Lone Tree and Granite Creek
2 McCoy-Cove and FAD

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
20.COMMITMENTS

Surety bonds

At September 30, 2023, the Company has outstanding surety bonds in the amount of $132.8 million in favor of either the United States Department of the Interior, Bureau of Land Management ("BLM"), or the State of Nevada, Department of Conservation & Natural Resources as financial support for environmental reclamation and exploration permitting. This includes surety bonds for the Lone Tree project and the Ruby Hill property in the amounts of $87.0 million and $27.0 million, respectively. The surety bonds are secured by a $44.0 million deposit and are subject to fees competitively determined in the marketplace. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As specific requirements are met, the BLM and State of Nevada as beneficiary of the instruments, will return the instruments to the issuing entity. As these instruments are associated with operating sites with long-lived assets, they will remain outstanding until closure.

21.FINANCIAL INSTRUMENTS

The Company's operations include the acquisition and exploration of mineral properties in the State of Nevada. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties which are recorded in the Financial Statements.

(i)Trade credit risk

The Company closely monitors its financial assets and does not have any significant concentration of trade credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables is considered to be negligible. The trade receivable balance outstanding was $0.6 million at September 30, 2023 (nil at December 31, 2022)

(ii)Cash

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of 90 days or less and which are liquid after 30 days or less into a known amount of cash. Limits are also established based on the type of investment, the counterparty and the credit rating. The credit risk on cash and cash equivalents is therefore negligible.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

The following table summarizes the Company's contractual maturities and the timing of cash flows as at September 30, 2023. The amounts presented are based on the undiscounted contractual cash flows and may not agree with the carrying amounts on the Financial Statements.

	Within 1 year	1-2 years	2-3 years	Thereafter	Total
Accounts payable and accrued liabilities	$19,289	$—	$—	$—	$19,289
Convertible Loans	—	—	58,200	—	58,200
Convertible Debentures	—	—	—	65,000	65,000
Gold Prepay Agreement	24,137	27,168	9,694	2,456	63,455
Silver Purchase Agreement	8,457	8,915	1,927		19,299
Deferred consideration (i)	20,000	—	—	—	20,000
Reclamation and closure obligations	804	833	592	94,378	96,607
Total	$72,687	$36,916	$70,413	$161,834	$341,850
(i)Subsequent to the period ended September 30, 2023, the Company exercised the early prepayment option and paid to Waterton total consideration of $20 million in satisfaction of the Third Milestone Payment and Fourth Milestone Payment, as further described in Note 23 of these Financial Statements.

(c)Market risk

(i)Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company holds excess cash in interest bearing bank accounts rather than investments, the interest rate risk is minimal.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)

(ii)Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

(d)Fair value

(i)Definitions

IFRS 13 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(ii)Valuation techniques used to determine fair values

The Company calculates fair values based on the following methods of valuation and assumptions:

a.Financial assets

Financial assets other than the Company's investment described below are carried at amortized cost. The fair value of cash and cash equivalents and receivables approximate their carrying value due to their short-term nature.

The Company's investment as further described in Note 6 (i) of the Financial Statements was classified within level 2 of the fair value hierarchy and was fair valued using the common share price from the most recent subscription agreement, however during the second quarter of 2022, the investment listed on the TSX and therefore a quoted market price for this investment became available and was classified within level 1 of the fair value hierarchy.

b.Financial liabilities

Financial liabilities not classified as fair value through profit or loss are carried at amortized cost. Accounts payable and accrued liabilities approximate their carrying value due to their short term nature.

The share-based payment and warrant liabilities are classified within level 2 of the fair value hierarchy and are fair valued using a valuation model that incorporates such factors as the Company’s share price volatility, risk free rates and expiry dates including managements assumptions on forfeiture rates.

Deferred consideration related to Ruby Hill was recognized at fair value on acquisition and at September 30, 2023. This liability is classified within level 3 of the fair value hierarchy as it involves management's best estimate of whether or not the key activities as described in Note 11 (iv) of these Financial Statements required for each milestone payment will be achieved. Management has assumed that all milestones will be achieved and the early repayment option will be taken so the fair value of the deferred consideration at September 30, 2023 is the $20 million ($47 million at December 31, 2022) discounted at 7.5%.

The Convertible Loans contain conversion and change of control rights that are separately measured at FVTPL each reporting period (level 3). The valuation of these options are dependent on the changes in the prices of the underlying assets and the probability that a change of control event would be expected to occur. The forced conversion rights were measured at fair value on inception but do not get revalued subsequently.

The A&R Gold Prepay Agreement is recognized as a financial liability at amortized cost and it contains an embedded derivative in relation to the embedded gold price within the agreement that is measured at FVTPL each reporting period (level 3). The change in fair value is dependent on the movement in gold prices and the change in the risk free borrowing rate.

The Silver Purchase Agreement is recognized as a financial liability at amortized cost and it contains two embedded derivatives; one in relation to the embedded silver price within the agreement and the other in relation to the gold substitution option whereby i-80 Gold can choose to deliver gold instead of silver at a ratio of 75:1, both are measured at FVTPL each reporting period (level 3). On initial recognition and at September 30, 2023, the gold substitution option did not have any value. The change in fair value of the embedded derivative related to the silver price is dependent on the movement in silver prices and the change in the risk free borrowing rate.

The Convertible Debentures contain forced conversion and change of control options that are separately measured at FVTPL each reporting period (level 3). The valuation of these options are dependent on the changes in the prices of the underlying assets and the probability that a change of control event would be expected to occur. The conversion rights were measured at fair value on inception but do not get revalued subsequently.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)
(iii)Fair value measurements using significant unobservable inputs (level 3)

The following tables present the changes in level 3 items for the periods ended September 30, 2023 and December 31, 2022:

	Convertible Loans		Convertible Debentures
	Orion conversion and change of control rights	Sprott conversion and change of control rights	Change of control option	Forced conversion option
Balance as at January 1, 2022	$(18,534)	$(3,895)	$—	$—
Fair value adjustments	(8,495)	(1,404)	—	—
Balance as at December 31, 2022	$(27,029)	$(5,299)	$—	$—
Initial recognition	—	—	(1,409)	875
Fair value adjustments	19,898	4,147	1,409	(509)
Balance as at September 30, 2023	$(7,131)	$(1,152)	$—	$366

	Silver Purchase Agreement - silver price derivative	Gold Prepay Agreement - gold price derivative	Deferred consideration	A&R Offtake gold lookback option
Balance as at January 1, 2022	$—	$—	$(42,543)	$(730)
Fair value adjustments	1,898	2,916	(3,262)	—
Balance as at December 31, 2022	$1,898	$2,916	$(45,805)	$(730)
Principal repayment	—	—	27,000	—
Fair value adjustments	1,274	(63)	(1,134)	—
Balance as at September 30, 2023	$3,172	$2,853	$(19,939)	$(730)

(iv)Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Balance as at September 30, 2023	Unobservable input	Fair Value	Change in Fair Value
Assumption:			-10%	10%
Silver Purchase Agreement - silver price derivative	Change in forecast silver price	3,172	2,355	(2,355)
A&R Gold Prepay Agreement - gold price derivative	Change in forecast gold price	2,853	4,910	(4,910)

22.MANAGEMENT OF CAPITAL

The Company manages its share capital and equity settled employee benefits reserve as capital, the balance of which is $498.4 million at September 30, 2023 ($369.5 million at December 31, 2022). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going-concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or acquire new debt.

In order to maximize ongoing exploration and development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.

To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

The Company’s ability to execute its plan and fulfill its commitments as they come due is dependent upon its success in obtaining additional financing. While management has been successful in raising additional funds in the past, there can be no assurance that it will be able to do so in the future. Given the Company’s current operating losses and management’s expectation of future losses until it has fully executed its strategy, the inability of the Company to arrange appropriate financing in a timely manner could result in the carrying value of the Company’s assets being subject to material adjustment. These conditions indicate the existence of material uncertainties which casts significant doubt as to the Company’s ability to continue as a going concern.

These consolidated financial statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Stated in thousands of United States Dollars)
(Unaudited)

23.SUBSEQUENT EVENT

Milestone Payment

On October 16, 2023, the Company exercised the early prepayment option and paid to Waterton total consideration of $20.0 million in satisfaction of the Third and Fourth Milestone Payment. Consideration paid to Waterton consisted of $10.0 million in cash and 6,613,382 common shares of the Company valued at $10.0 million.